Exhibit 99.2

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Financial Statements

Three and nine months ended September 30, 2019 and 2018

(Unaudited)

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Balance Sheets

(In thousands of U.S. dollars, except share amounts)

	September 30, 2019	December 31, 2018
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$17,785	$15,596
Restricted cash (note 5)	1,886	1,974
Accounts receivable, net of allowance for doubtful accounts of $81 (2018 - $102)	6,844	7,723
Inventories (note 6)	4,433	4,158
Prepaid expenses and other assets	985	841
	31,933	30,292

Property and equipment (note 7)	507	512
Right-of-use assets from operating leases (note 10)	2,174	—
Intangible assets (note 8)	22,459	26,469
Long-term inventories (note 6)	1,598	1,663
Goodwill	318	318
Deferred income tax assets	379	383
	$59,368	$59,637

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$10,236	$9,403
Current portion of long-term debt, net of unamortized debt issuance costs (note 11)	10,940	—
Current operating lease liabilities (note 10)	798	—
	21,974	9,403

Long-term debt, net of unamortized debt issuance costs (note 11)	33,074	41,517
Deferred revenue	1,182	1,252
Long-term operating lease liabilities (note 10)	1,600	—
Other long-term liabilities	—	555
	57,830	52,727

Stockholders’ equity:
Common stock	382,878	359,295
Authorized - unlimited number without par value
Issued and outstanding - 50,521,375 (2018 - 36,233,162) (note 12)
Additional paid-in capital (note 13)	42,311	40,456
Deficit	(439,987)	(409,744)
Accumulated other comprehensive income	16,336	16,903
	1,538	6,910
	$59,368	$59,637

Contingencies (note 14)

See accompanying notes to the interim consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Operations and Comprehensive Loss

For the three and nine months ended September 30, 2019 and 2018

(In thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Revenue:
Product and royalty revenues	$6,669	$6,984	$21,309	$19,657
Licensing and other fees	—	23	—	71
	6,669	7,007	21,309	19,728
Cost of goods sold	2,274	2,135	6,928	6,398
Gross margin	4,395	4,872	14,381	13,330
Expenses:
Selling, general and administration	11,186	9,186	34,992	32,719
Amortization and depreciation (notes 7 and 8)	984	989	2,944	3,161
	12,170	10,175	37,936	35,880
Operating loss	(7,775)	(5,303)	(23,555)	(22,550)

Other (expense) income:
Gain on disposal of Canadian Operations (note 1 and 8)	—	—	—	18,489
Interest expense	(1,997)	(1,686)	(5,599)	(4,416)
Other expense	(41)	(129)	(148)	(281)
Foreign exchange (loss) gain	(950)	52	(869)	(1,239)
	(2,988)	(1,763)	(6,616)	12,553
Loss before income taxes	(10,763)	(7,066)	(30,171)	(9,997)
Income tax expense	(15)	(39)	(72)	(140)
Net loss	$(10,778)	$(7,105)	$(30,243)	$(10,137)
Other comprehensive loss:
Foreign currency translation adjustments	(432)	(3)	(567)	(237)
Comprehensive loss	$(11,210)	$(7,108)	$(30,810)	$(10,374)
Loss per common share
Basic and diluted	$(0.23)	$(0.20)	$(0.72)	$(0.29)
Weighted average common shares outstanding
Basic and diluted	46,811,924	34,958,008	42,006,682	34,828,761

See accompanying notes to the interim consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Stockholders’ Equity

(In thousands of U.S. dollars, except number of common shares)

(Unaudited)
Three months ended September 30, 2019	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity (deficiency)
Balance at June 30, 2019	41,305,709	$370,486	$41,737	$(429,209)	$16,768	$(218)
Net loss	—	—	—	(10,778)	—	(10,778)
Issuance of common stock (note 12)	9,200,000	13,800	—	—	—	13,800
Share issue costs	—	(1,440)	—	—	—	(1,440)
Issuance of common shares on vesting of restricted share units (note 12)	15,666	32	(32)	—	—	—
Stock-based compensation expense (note 13)	—	—	606	—	—	606
Foreign currency translation adjustments	—	—	—	—	(432)	(432)
Balance at September 30, 2019	50,521,375	$382,878	$42,311	$(439,987)	$16,336	$1,538

Three months ended September 30, 2018	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at June 30, 2018	34,871,471	$354,134	$39,929	$(396,197)	$16,895	$14,761
Net loss	—	—	—	(7,105)	—	(7,105)
Issuance of common stock	516,661	2,284	—	—	—	2,284
Share issue costs	—	(96)	—	—	—	(96)
Stock-based compensation expense	—	—	300	—	—	300
Foreign currency translation adjustments	—	—	—	—	(3)	(3)
Balance at September 30, 2018	35,388,132	$356,322	$40,229	$(403,302)	$16,892	$10,141

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Stockholders’ Equity

(In thousands of U.S. dollars, except number of common shares)

(Unaudited)
Nine months ended September 30, 2019	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2018	36,233,162	$359,295	$40,456	$(409,744)	$16,903	$6,910
Net loss	—	—	—	(30,243)	—	(30,243)
Issuance of common stock (note 12)	14,245,324	25,418	—	—	—	25,418
Share issue costs	—	(1,984)	—	—	—	(1,984)
Common stock issued upon exercise of options in cashless transaction (note 12)	15,654	—	—	—	—	—
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	—	90	(90)	—	—	—
Issuance of common shares on vesting of restricted share units (note 12)	27,235	59	(59)	—	—	—
Stock-based compensation expense (note 13)	—	—	2,004	—	—	2,004
Foreign currency translation adjustments	—	—	—	—	(567)	(567)
Balance at September 30, 2019	50,521,375	$382,878	$42,311	$(439,987)	$16,336	$1,538

Nine months ended September 30, 2018	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2017	34,637,312	$353,483	$38,443	$(392,865)	$17,129	$16,190
Adoption of accounting standard ASC 606	—	—	—	(300)	—	(300)
				(393,165)		15,890
Net loss	—	—	—	(10,137)	—	(10,137)
Issuance of common stock	516,661	2,284	—	—	—	2,284
Share issue costs	—	(96)	—	—	—	(96)
Common stock issued upon exercise of options	219,749	258	—	—	—	258
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	—	226	(226)	—	—	—
Issuance of common shares on vesting of restricted share units, net of tax	14,410	167	(190)	—	—	(23)
Issuance of warrants (note 11)	—	—	936	—	—	936
Stock-based compensation expense	—	—	1,266	—	—	1,266
Foreign currency translation adjustments	—	—	—	—	(237)	(237)
Balance at September 30, 2018	35,388,132	$356,322	$40,229	$(403,302)	$16,892	$10,141

See accompanying notes to the interim consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2019 and 2018

(In thousands of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Operating activities:
Net loss	$(10,778)	$(7,105)	$(30,243)	$(10,137)
Items not affecting cash:
Amortization and depreciation (note 7 and 8)	984	989	2,944	3,161
Accretion of long-term debt (note 11)	570	346	1,485	429
Interest paid in-kind on long-term debt (note 11)	442	425	1,301	1,249
Write-down of inventory (note 6)	—	46	181	213
Gain on disposal of Canadian Operations (note 1 and 8)	—	—	—	(18,489)
Stock-based compensation expense (note 13)	604	266	1,988	1,526
Unrealized foreign exchange loss	1,118	18	1,227	1,445
Changes in operating assets and liabilities:
Accounts receivable	994	(2,135)	98	(2,479)
Inventories	(593)	619	(673)	1,380
Prepaid expenses and other assets	971	(372)	(182)	(181)
Accounts payable and accrued liabilities	(1,699)	(520)	748	466
Deferred revenue	(2)	(125)	(2)	(53)
Other long-term liabilities	(24)	88	(46)	73
Net cash used in operating activities	(7,413)	(7,460)	(21,174)	(21,397)

Investing activities:
Proceeds on disposal of Canadian Operations (note 1)	—	192	376	18,857
Purchase of property and equipment (note 7)	(31)	(15)	(129)	(281)
Purchase of intangible assets (note 8)	(8)	(18)	(21)	(4,682)
Net cash (used in) provided by investing activities	(39)	159	226	13,894

Financing activities:
Issuance of common stock	13,800	2,284	25,418	2,284
Share issue costs	(1,256)	(96)	(1,800)	(96)
Issuance of common stock upon exercise of stock options	—	—	—	258
Income tax withholdings on vesting of restricted share units	—	—	—	(23)
Financing fees on issuance of long-term debt	—	—	(288)	(21)
Net cash provided by financing activities	12,544	2,188	23,330	2,402

Increase (decrease) in cash, cash equivalents, and restricted cash during the period	5,092	(5,113)	2,382	(5,101)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(269)	(10)	(281)	(257)
Cash, cash equivalents, and restricted cash, beginning of period	14,848	23,946	17,570	24,181
Cash, cash equivalents, and restricted cash, end of period (note 5)	$19,671	$18,823	$19,671	$18,823

Supplemental cash flow information:
Net interest paid	$984	$915	$2,812	$2,738
Net income taxes paid (received)	10	(1)	80	59

See accompanying notes to the interim consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

1.	Basis of presentation:

Correvio Pharma Corp. (the “Company” or “Correvio”) was incorporated on March 7, 2018 under the laws of the Canada Business Corporations Act as part of a court approved Plan of Arrangement (the “Arrangement”) to reorganize Cardiome Pharma Corp. (“Cardiome”). The Company’s head office is located at 1441 Creekside Drive, Vancouver, BC, V4S 4J7.

Pursuant to the Arrangement effective May 15, 2018, substantially all of the assets and liabilities of Cardiome excluding its Canadian business portfolio were transferred to Correvio and the shareholders of Cardiome received common shares, on a one-for-one basis, of Correvio. Immediately following the reorganization of Cardiome, Cipher Pharmaceuticals Inc. (“Cipher”) acquired the Canadian business portfolio of Cardiome on May 15, 2018 by way of the acquisition of all of the issued and outstanding commons shares of Cardiome for an aggregate cash consideration in Canadian dollars (C$) of C$25,500. The Canadian income tax losses and other Canadian tax pools of Cardiome remained with Cardiome and were sold to Cipher. Cardiome’s management team and employees became employees of the Company and assumed the same positions they occupied in Cardiome. As a result of the Arrangement, the Company holds all of Cardiome’s pre-transaction assets and assumed liabilities, excluding the Canadian business portfolio acquired by Cipher effective May 15, 2018. In the second quarter of 2018, the Company recorded a gain of $18,489, from its disposition of the Canadian business portfolio and the related tax balances.

The consolidated financial statements for all periods presented herein include the consolidated operations of Cardiome until May 15, 2018 and the operations of the Company thereafter. As a non-recurring related party transaction between companies under common control at the time of the Arrangement, the assets and liabilities were transferred at their carrying values using the continuity-of-interests method of accounting. For accounting purposes, the Company is considered to have continued Cardiome’s pharmaceutical business that was transferred; accordingly, these consolidated financial statements include the consolidated historical operations and changes in the consolidated financial position of Cardiome to May 15, 2018 and those of the Company thereafter. Reference in these consolidated financial statements to “the Company” refers to “Cardiome” prior to May 15, 2018.

Correvio (including its former parent Cardiome until May 15, 2018) is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively and conveniently manage acute medical conditions to improve health and quality of life. Correvio strives to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. Correvio currently has two marketed, in-hospital cardiology products, Brinavess® (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and Aggrastat® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome, which are commercially available in markets outside of the United States. Correvio has licensed a European-approved antibiotic, Xydalba™ (dalbavancin), a second generation, semi-synthetic

2

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

1.	Basis of presentation (continued):

lipoglycopeptide for the treatment of acute bacterial skin and skin structure infections in adults. Correvio has also licensed Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia. In addition, Correvio has also licensed commercialization rights to a pre-registration drug/device combination product, Trevyent®, for the treatment of pulmonary arterial hypertension in certain regions outside the United States.

As of September 30, 2019, the Company had $17,785 in cash and cash equivalents, compared to $15,596 at December 31, 2018. The Company has a history of incurring operating losses and negative cash flows from operations. Based on current projections, the Company may not have sufficient capital to fund its current planned operations during the twelve-month period subsequent to the issuance of these consolidated financial statements. The Company is dependent on its ability to raise additional debt or equity financing or monetize intellectual property rights through strategic partnerships or sublicensing arrangements and to meet revenue covenants in order to meet its current planned operations during the twelve-month period subsequent to the issuance of these consolidated financial statements. There can be no assurance that the Company will be able to raise such additional financing. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the consolidated financial statements issuance date. The accompanying financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of significant accounting policies:

The accounting policies and methods of computation applied by the Company in these interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2018, except as described below.

On January 1, 2019, the Company adopted Accounting Standards Update No. (“ASU”) 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. In July 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-11, “Leases”, which offered a transition option where companies could elect to apply the guidance using a modified retrospective approach at the beginning of the year of adoption rather than to the earliest comparative period presented in the financial statements. The Company adopted the new leasing standard on January 1, 2019 using the modified retrospective approach and used the effective date as its date of initial application. A cumulative catch-up adjustment was not required on the date of adoption. The Company elected the package of practical expedients which permits the Company to not reassess under its prior conclusions about lease identification, lease classification and initial direct costs. For leases with an initial term of less than 12 months, the Company has elected not to recognize right-of-use assets and liabilities for any class of asset. The Company has elected a

3

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

2.	Summary of significant accounting policies (continued):

policy to account for lease and non-lease components as a single component for all asset classes. In general, the Company accounts for the underlying leased asset and applies a discount rate at the lease level. However, for vehicle leases, the Company utilizes the portfolio method by aggregating similar leased assets based on the underlying lease term (note 10).

3.	Recent accounting pronouncements:

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted the revised guidance and there was no impact on its consolidated financial statements as there was no goodwill impairment in the current period.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which removes the thresholds that companies apply to measure credit losses on financial instruments measured at amortized cost, such as loans, receivables, and held-to-maturity debt securities. Under current guidance, companies generally recognize credit losses when it is probable that the loss has been incurred. The revised guidance will remove all recognition thresholds and will require companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the company expects to collect over the instrument’s contractual life. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect the guidance to have a material impact on its consolidated financial statements.

4.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and long-term debt. The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of their short-term nature. The Company’s long-term debt is recorded under the effective interest method (note 11). The fair value of long-term debt approximates its carrying value. The long-term debt is classified as Level 2 of the fair value hierarchy.

4

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

4.	Financial instruments (continued):

The Company’s financial instruments are exposed to certain financial risks, including credit risk and market risk.

(a)  Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to credit risk related to its accounts receivable. The majority of the Company’s accounts receivable arise from product sales which are primarily due from drug distributors and hospitals. The Company monitors the creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile.

(b)   Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)    Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency risk as a portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. The Company manages foreign currency risk by holding cash and cash equivalents in foreign currencies to support forecasted foreign currency cash outflows. The Company has not entered into any forward foreign exchange contracts.

(ii)   Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject the Company to interest rate risk include cash and cash equivalents.

The Company is exposed to interest rate cash flow risk on its cash and cash equivalents as these instruments bear interest based on current market rates.

5

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

5.	Restricted cash:

At September 30, 2019, the Company held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,654 (December 31, 2018 - $1,739) and for operating lease arrangements of $232 (December 31, 2018 - $235).

The following table provides a reconciliation of cash, cash equivalents, and restricted cash that sum to the total of the amounts shown in the interim consolidated statement of cash flows:

	September 30, 2019	December 31, 2018

Cash and cash equivalents	$17,785	$15,596
Restricted cash	1,886	1,974

Cash, cash equivalents, and restricted cash	$19,671	$17,570

6.	Inventories:

	September 30, 2019	December 31, 2018

Finished goods	$3,476	$3,288
Work in process	658	586
Raw materials	1,897	1,947
Inventories	$6,031	$5,821
Less: current	(4,433)	(4,158)

Long-term inventories	$1,598	$1,663

During the three and nine months ended September 30, 2019, the Company had a write-down of inventory of nil and $181, respectively (three and nine months ended September 30, 2018 - $46 and $213, respectively).

6

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

7.	Property and equipment:

		Accumulated	Net book
September 30, 2019	Cost	amortization	value

Production equipment	$64	$50	$14
Software	55	55	—
Computer equipment	227	157	70
Leasehold improvements	694	279	415
Furniture and office equipment	177	169	8

	$1,217	$710	$507

		Accumulated	Net book
	Cost	amortization	value
December 31, 2018

Production equipment	$67	$42	$25
Software	55	55	—
Computer equipment	231	138	93
Leasehold improvements	574	209	365
Furniture and office equipment	177	148	29

	$1,104	$592	$512

Amortization and depreciation expense for the three and nine months ended September 30, 2019 amounted to $52 and $124, respectively (three and nine months ended September 30, 2018 - $34 and $91, respectively).

7

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

8.	Intangible assets:

		Accumulated	Net book
September 30, 2019	Cost	amortization	value

Licenses	$21,434	$5,660	$15,774
Marketing rights	14,292	8,336	5,956
Trade name	1,021	611	410
Patents	3,943	3,624	319

	$40,690	$18,231	$22,459

		Accumulated	Net book
December 31, 2018	Cost	amortization	value

Licenses	$22,538	$4,360	$18,178
Marketing rights	15,028	7,667	7,361
Trade name	1,074	564	510
Patents	4,126	3,706	420

	$42,766	$16,297	$26,469

In September 2017, the Company announced the execution of a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. As consideration for the rights and licenses granted, the Company made a non-refundable payment to Basilea of CHF 5,000 ($5,200). During the year ended December 31, 2018, the Company accrued $272 for a milestone payment as the Company assessed that it was probable that a pre-determined level of annual net sales for future years would be achieved. The milestone payment has been recorded in accrued liabilities. Additional non-refundable milestone payments may be due to Basilea upon the Company’s achievement of various milestones. Additional milestone payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales. The license is being amortized over the life of the agreement of 15 years.

As part of the Arrangement (note 1), the Company divested its Canadian business portfolio, which included $1,349 in licenses, to Cipher. A gain on disposal of this Canadian business portfolio of $18,489 was recognized in the second quarter of 2018.

Amortization and depreciation expense for the three and nine months ended September 30, 2019 amounted to $932 and $2,820, respectively (three and nine months ended September 30, 2018 - $955 and $3,070, respectively).

8

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

9.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2019	2018

Trade accounts payable	$4,609	$4,213
Employee-related accruals	2,941	3,249
Other accrued liabilities	2,686	1,941

	$10,236	$9,403

10. Leases:

The Company leases office space, vehicles, and certain equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

For the three months ended September 30, 2019

Operating lease cost	$238
Variable lease cost	$41
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows from operating leases	$(244)

For the nine months ended September 30, 2019

Operating lease cost	$689
Variable lease cost	$123
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows from operating leases	$(714)

9

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

10. Leases (continued):

Leases	September 30, 2019

Right-of-use assets from operating leases	$2,174
Current operating lease liabilities	$798
Long-term operating lease liabilities	$1,600
Weighted average remaining operating lease term (years)	3.8 years
Weighted average operating lease discount rate	6.0%

Future annual minimum lease payments as of September 30, 2019 are as follows:

Operating leases
2019 (excluding the nine months ended September 30, 2019)	$274
2020	917
2021	711
2022	443
2023	207
Thereafter	186
Total minimum lease payments	2,738
Less imputed interest	(340)
Total lease liability	$2,398

As at December 31, 2018, future annual minimum lease payments were as follows:

2019	$937
2020	754
2021	347
2022	199
2023	185
Thereafter	170
Total minimum lease payments	$2,592

10

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

11.	Long term debt:

	September 30,	December 31,
	2019	2018

Long-term debt, net of unamortized debt issuance costs	$44,014	$41,517
Less: current portion	(10,940)	—
Long-term debt, net of unamortized debt issuance costs	$33,074	$41,517

On June 13, 2016, the Company entered into a term loan agreement with CRG-managed funds (“CRG”) for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 was drawn at closing and was used to extinguish long-term debt for general corporate purposes. The second and third tranches of $5,000 each were never drawn.

On May 11, 2017, the Company amended the terms of its term loan agreement (the “first amendment”). Under the terms of the amended agreement, up to $50,000 was available to the Company consisting of four tranches bearing interest at 13% per annum. The first tranche of $20,000 was drawn on June 13, 2016 when the Company entered into the original term loan agreement, and a second tranche of $10,000 was drawn on the date of the first amendment. A third tranche of $10,000 was drawn on August 8, 2017. The fourth tranche of up to $10,000 was never drawn. The loan matures on March 31, 2022 and is secured by substantially all of the assets of the Company. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by the Company, the interest-only period may be extended such that there is only one principal payment at maturity.

Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at the Company’s option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by the Company, the period in which the Company, at its option, may split its interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. During the three and nine months ended September 30, 2019, the Company accrued in-kind interest of $443 and $1,302, respectively (three and nine months ended September 30, 2018 - $425 and $1,249, respectively). The face value of the Company’s long-term debt at September 30, 2019 was $43,758 (December 31, 2018 - $42,457). On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan will be payable to CRG, including the impact of any amounts accrued as paid in-kind interest. As a result, the Company is accruing the amount up to $47,259 under the effective interest method which will be the amount payable at maturity. The effective interest rate of the long-term debt is 17%.

11

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

11.	Long term debt (continued):

The Company is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Company may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Company’s revenue. The cash received from the cure right would be used to repay the principal. On March 27, 2018, the Company entered into an agreement with CRG to amend the terms of the loan to adjust the annual revenue covenants (the “second amendment”). In consideration for the second amendment, the Company issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants have a term of 5 years and are classified as equity. The warrants were fair valued at $936 using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amended agreement. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method. The Company was in compliance with the amended annual revenue covenants for the years ended December 31, 2018 and 2017.

On March 11, 2019, the Company further amended its term loan agreement with CRG for an additional credit facility of $10,000, to be drawn at the discretion of the Company, in increments of $2,500 through September 30, 2019, subject to the achievement of certain revenue and market capitalization requirements (the “Additional Credit Facility”). The facility will bear interest at 13% per annum and will carry the same terms and conditions as the term loan agreement. As consideration for the Additional Credit Facility, the Company made a one-time payment of $250 to CRG. On September 27, 2019, the Company received an extension of the Additional Credit Facility through October 31, 2019. No funds were drawn under the Additional Credit Facility.

12

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

12.	Share capital:

Issued and outstanding:

Number
Common shares	of shares

Balance, December 31, 2018	36,233,162
Issued through at-the-market offering(i)	2,970,781
Issued through at-the-market offering(ii)	2,074,543
Issued through common share offering(iii)	9,200,000
Issued upon exercise of options in cashless transaction	15,654
Issued upon vesting of restricted share units	27,235
Balance, September 30, 2019	50,521,375

(i)	On July 5, 2018, the Company filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250,000 of the Company’s common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

On July 10, 2018, the Company filed a prospectus supplement pertaining to sales under an At Market Issuance Sales Agreement (the “ATM Sales Agreement”) with B. Riley FBR, Inc. (“BRFBR”). Under the terms of the ATM Sales Agreement, the Company could sell through at-the-market offerings, with BRFBR as agent, such common shares as would have an aggregate offer price of up to $30,000, subject to an aggregate maximum of $13,000 that may be offered and sold under the prospectus supplement. During the first quarter of 2019, the Company sold 2,970,781 common shares for gross proceeds of $6,347. The ATM Sales Agreement with BRFBR was terminated on March 1, 2019.

(ii)	On March 13, 2019, the Company filed a prospectus supplement pertaining to sales under an ATM Sales Agreement with Cantor Fitzgerald & Co. (“Cantor”). Under the terms of the ATM Sales Agreement, the Company could sell through at-the-market offerings, with Cantor as agent, such common shares as would have an aggregate offer price of up to $50,000, subject to an aggregate maximum of $12,000 that may be offered and sold under the prospectus supplement. During the three and nine months ended September 30, 2019, the Company sold nil and 2,074,543 common shares for gross proceeds of nil and $5,271, respectively. As at September 30, 2019, $6,729 remains available for issuance under this prospectus supplement.

13

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

12.	Share capital (continued):
(iii)	On August 7, 2019, the Company closed an underwritten public offering (the “Offering”) of 9,200,000 common shares at a price of $1.50 per common share, for aggregate gross proceeds of $13,800. Cantor acted as sole book-running manager in connection with the Offering. H.C. Wainwright & Co. acted as financial advisor to the Company in connection with the Offering.

13.	Share-based compensation:

(a)       Stock options:

Details of the stock option transactions for the nine months ended September 30, 2019 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2018	3,519,874	5.04	3.07	820

Options granted	1,615,000	4.99
Options exercised	(62,500)	4.01
Options expired	(204,974)	8.23
Options forfeited	(820)	4.57
Outstanding as at September 30, 2019	4,866,580	4.89	2.82	110
Exercisable as at September 30, 2019	3,300,019	4.98	2.15	81

The outstanding options expire at various dates ranging from October 20, 2019 to June 25, 2024.

14

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

13.	Share-based compensation (continued):

At September 30, 2019, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
Range of exercise prices (CAD$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAD$)	Number	Weighted average exercise price (CAD$)

$2.49 to $3.28	1,085,000	2.76	2.55	837,058	2.57
$3.29 to $4.88	1,286,180	2.14	4.25	1,179,778	4.24
$4.89 to $5.69	1,572,500	4.46	5.18	360,283	5.18
$5.70 to $12.90	922,900	1.03	8.05	922,900	8.05

	4,866,580	2.82	4.89	3,300,019	4.98

At September 30, 2019, there was $1,529 (December 31, 2018 - $536) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.4 years (December 31, 2018 - 1.1 years).

The aggregate intrinsic value of stock options exercised during the three and nine months ended September 30, 2019 was nil and $63, respectively (three and nine months ended September 30, 2018 - nil and $98, respectively).

The aggregate fair value of vested options during the three and nine months ended September 30, 2019 was $363 and $1,739, respectively (three and nine months ended September 30, 2018 - $302 and $1,111, respectively).

For the three months ended September 30, 2019, $538 was recorded as stock-based compensation expense with $2 being recorded as a recovery against liability and $540 being recorded against additional paid-in capital (three months ended September 30, 2018 - $255 was recorded as stock-based compensation expense with $35 being recorded as a recovery against liability and $290 being recorded against additional paid-in capital).

For the nine months ended September 30, 2019, $1,872 was recorded as stock-based compensation expense with $16 being recorded as a recovery against liability and $1,888 being recorded against additional paid-in capital (nine months ended September 30, 2018 - $1,263 was recorded as stock-based compensation expense with $100 being recorded against liability and $1,163 being recorded against additional paid-in capital).

15

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

13.	Share-based compensation (continued):

The weighted average fair value of stock options granted during the three and nine months ended September 30, 2019 was nil and $1.78, respectively (three and nine months ended September 30, 2018 - nil and $1.03, respectively). There were no stock options granted during the three months ended September 30, 2019 and 2018. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

Nine months ended September 30	2019	2018

Dividend yield	-	-
Expected volatility	71.6%	62.1%
Risk-free interest rate	2.1%	2.2%
Expected average life of the options	3.9 years	4.0 years
Estimated forfeiture rate	—	—

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

16

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

13.	Share-based compensation (continued):

(b)   Restricted share unit plan:

Details of RSU transactions for the nine months ended September 30, 2019 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2018	48,488	$2.63	2.50	$119

RSUs granted	112,751	3.46		391
RSUs vested	(27,235)	2.18		71
RSUs forfeited	(7,122)	2.97
Outstanding as at September 30, 2019	126,882	$3.43	2.29	$253

At September 30, 2019, there was $250 (December 31, 2018 - $76) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 2.3 years (December 31, 2018 - 2.4 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the three and nine months ended September 30, 2019, stock-based compensation expense related to RSUs of $66 and $116, respectively (three and nine months ended September 30, 2018 - $11 and $263, respectively), was recorded in selling, general and administration expenses and recorded against additional paid-in capital.

17

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

14.	Contingencies:
(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.
(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

18

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

15.	Segmented information:

Revenue is earned through the sale of the Company’s commercialized products. The Company recognizes segmentation based on geography as follows:

Three months ended September 30, 2019	Europe	Rest of World	Total

Revenue	$4,901	$1,768	$6,669
Cost of goods sold	1,646	628	2,274
Gross margin	3,255	1,140	4,395

Three months ended September 30, 2018	Europe	Rest of World	Total

Revenue	$3,340	$3,667	$7,007
Cost of goods sold	1,163	972	2,135
Gross margin	2,177	2,695	4,872

Nine months ended September 30, 2019	Europe	Rest of World	Total

Revenue	$14,803	$6,506	$21,309
Cost of goods sold	5,153	1,775	6,928
Gross margin	9,650	4,731	14,381

Nine months ended September 30, 2018	Europe	Rest of World	Total

Revenue	$11,349	$8,379	$19,728
Cost of goods sold	4,076	2,322	6,398
Gross margin	7,273	6,057	13,330

19

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018

15.	Segmented information (continued):

The following table presents the Company’s revenues disaggregated by revenue source:

For the three months ended September 30	2019	2018

Cardiology	$4,087	$5,620
Antibiotic	$2,582	1,387
	$6,669	$7,007

For the nine months ended September 30	2019	2018

Cardiology	$13,528	$15,546
Antibiotic	$7,781	4,182

	$21,309	$19,728

During the three months ended September 30, 2019, two customers individually accounted for more than 10% of total revenue. These two customers accounted for 18% and 16% of total revenue. During the three months ended September 30, 2018, three customers individually accounted for more than 10% of total revenue. These three customers accounted for 20%, 17% and 16% of total revenue.

During the nine months ended September 30, 2019 and 2018, three customers individually accounted for more than 10% of total revenue. In 2019, these three customers accounted for 14%, 13% and 10% of total revenue. In 2018, these three customers accounted for 17%, 14% and 12% of total revenue.

20